UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)


                              TAM RESTAURANTS, INC.
                                (Name of Issuer)

                   COMMON STOCK (PAR VALUE $.0001 PER SHARE)
                         (Title of Class of Securities)

                                    874835101
                                 (CUSIP Number)

                             Jeffrey M. Stein, Esq.
                          The Goldstein Law Group, P.C.
                             65 Broadway, 10th Floor
                            NEW YORK, NEW YORK 10006
                          -----------------------------

           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 March 30, 2001

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box o.

Check the following box if a fee is being paid with the statement [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
--------------------------------------------------- ----------------------------

CUSIP NO.          874835101                                   PAGE 2 OF 4 PAGES
          ----------------------------
---------- ---------------------------------------------------------------------

1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Anthony Golio

---------- ---------------------------------------------------------------------

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]

                                                                         (b) [ ]

---------- ---------------------------------------------------------------------

3          SEC USE ONLY

---------- ---------------------------------------------------------------------

4          SOURCE OF FUNDS*
           PF
---------- ---------------------------------------------------------------------

5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                           [ ]

---------- ---------------------------------------------------------------------

6          CITIZENSHIP OR PLACE OF ORGANIZATION
           United States
--------------------------- -------- -------------------------------------------

        NUMBER OF           7        SOLE VOTING POWER
          SHARES                            1,176,285
       BENEFICIALLY
         OWNED BY
           EACH
        REPORTING
          PERSON
           WITH
                            -------- -------------------------------------------

                            8        SHARED VOTING POWER
                                     0
                            -------- -------------------------------------------

                            9        SOLE DISPOSITIVE POWER
                                           1,176,285
                            -------- -------------------------------------------

                            10       SHARED DISPOSITIVE POWER
                                     0
---------- ---------------------------------------------------------------------

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       1,176,285
---------- ---------------------------------------------------------------------

12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*   [  ]

---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       11.5 %
---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*
           IN
---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

Item 1.  Security and Issuer.

         The title of the class of equity securities to which this statement relates is common stock, par value $.0001 per share of Tam Restaurants, Inc., a Delaware corporation, whose principal place of business is 1163 Forest Avenue, Staten Island, N.Y. 10310.

Item 2.  Identity and Background

         This statement is filed on behalf of:

         (1) (a) Anthony Golio (the "Reporting Person") (b) 1163 Forest Avenue, NY 10310, Staten Island, NY, (c) President and Board Member, TAM Restaurants, Inc., (d) n/a, (e) n/a, (f) United States.

Item 3.  Source and Amount of Funds or Other Consideration

         Mr. Golio used personal funds of $110,000 to acquire $1,100,000 shares of Common Stock of the Issuer.

Item 4.   Purpose of Transaction.

         The Reporting Person acquired the securities for investment purposes. Reporting Person does not have any plan or proposal to acquire additional securities of the Issuer. The Reporting Person is a member of the Issuer's Board of Directors and is President of the Issuer. As President and a director of the Issuer, Mr. Golio intends to participate in the management of the Issuer's business.

Item 5.   Interest in Securities of the Issuer.

         The Reporting Person beneficially owns 1,176,285 shares of common stock of the Issuer. Reporting Person specifically disclaims beneficial ownership of any other securities of the Issuer. Reporting Person has the sole power to vote or direct the vote 1,176,285 shares of common stock of the Issuer. Reporting Person does not have shared power to vote any securities of the Issuer.

         On March 30, 2001, Reporting Person purchased 1,100,000 shares of the Issuers Common Stock at a price of $.10 per share. The transaction was effected by the delivery of funds to the Issuer totaling $110,000.

         The number of shares of the Issuer's Common Stock beneficially owned by the Reporting Person also includes Includes (i) 13,785 shares of Common Stock, and (ii) 62,500 shares of Common Stock issuable upon exercise of options held by the Reporting Person. Does not include 75,000 shares of Common Stock issuable upon exercise of options which have not yet vested.

         The percentages used in this Schedule 13D are calculated based upon 10,235,500 outstanding shares of Common Stock. All purchases and sales of Common Stock reported herein were made in private transactions.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         n/a

Item 7.   Material to be Filed as Exhibits.

         n/a

                                    SIGNATURE

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.




                                                     By: /S/ ANTHONY GOLIO
                                                        ------------------
Date:  April 9, 2001                                    Anthony Golio